FIRST FINANCIAL HOLDINGS, INC.
 P. O. Box 118068 * Charleston, S.C. 29423-8068
843-529-5933 * FAX: 843-529-5929

March 14, 2006

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

          RE:   First Financial Holdings, Inc. ("Company")
                    Form 10-K for the Fiscal Year ended September 30, 2005
                    File No. 000-17122

Dear Mr. Vaughn:

          We have reviewed your letter dated February 28, 2006 and are pleased to provide the following response to your comments:

Note 1 -- Summary of Significant Accounting Policies

Loans Receivable and Loans Held for Sale, page 51
  We note your disclosure on page 52 regarding your accounting policy for the sale of loans through securitization transactions. This disclosure, however, does not appear to address your accounting policy for whole loan sales. Please revise future filings to clarify that all of your transactions that received sale treatment met the criteria for such treatment as set forth in paragraph 9 of SFAS 140. Clearly disclose how you meet each of the three criteria in that paragraph.

  Response: If the disclosure regarding Loans Securitizations is combined into Transfers of Financial Assets the disclosures would read as follows:

            Transfer of Financial Assets
            Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over the transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.  We review all sales of loans by evaluating specific terms in the sales documents. The Company believes that each of the criteria discussed above to qualify for sales treatment has been met as loans have been transferred for cash and the notes and mortgages for all loans in each sale are endorsed and assigned to the transferee.

The Company has no recourse with these loans except in the case of fraud. In certain sales, the Company may retain the mortgage servicing rights and in other programs may retain potential loss exposure from the credit enhancement obligation, both of which are evaluated and appropriately measured at date of sale.

          The Company may package mortgage loans as securities to investors in accordance with SFAS No. 140. The Company receives 100% of the securities backed by the mortgage loans, which are federal agency guaranteed. The securitizations are not accounted for as sales transactions. The mortgage-backed securities are classified as available-for-sale on the Company's books and subsequently, if sold, the gain or loss on the sale of these securities is reported as a gain or loss on the sale of investments and mortgage-backed securities.

  Your disclosure on page 5 indicates that you participate in the Mortgage Partnership Finance ("MPF") Program offered by the FHLB of Atlanta. Please provide us with the following information with respect to your involvement in the MPF program, and if material, revise future filings to include such disclosure:
  Quantify the amount of loans sold to the FHLB of Atlanta during each of the last three fiscal years;

          Response:            FY 2005           $117,676,388

                                        FY 2004           $160,956,283

                                        FY 2003           $444,823,244

As loan sales to the Federal Home Loan Bank ("FHLB") of Atlanta have ranged from 54% - 88% of all loans sold during the three years ended September 30, 2005, we will provide the additional disclosure regarding sales to the FHLB of Atlanta in future filings as long as these sales are material.

    Tell us whether you share in the credit risk of those loans sold to the FHLB of Atlanta and describe the nature of your risk-sharing arrangements and any retained interest; and

Response:
          The credit risk is shared between First Federal Savings and Loan Association of Charleston (the "Association") and the FHLB by structuring the potential loss exposure into several layers. The initial layer of losses (after any primary mortgage insurance coverage) on loans delivered under a Master Commitment is absorbed by a "first loss" account (FLA) established by the FHLB. Additional credit enhancement in the form of a supplemental mortgage insurance policy is obtained by the Association with the FHLB as loss payee to cover the second layer of losses which exceed the deductible (the FLA) of the supplemental mortgage insurance policy.  Losses on the pool of loans in excess of the FLA and the supplemental mortgage insurance coverage would be paid from the Association's credit enhancement obligation for the Master Commitment (generally 20 basis points).  The FHLB will absorb all losses in excess of the Association's credit enhancement obligation.

    Tell us how you recorded any credit enhancement recourse provisions or retained interests in your financial statements.

Response:
          Upon completion of a transfer of loans to the FHLB, the Association recognizes at fair value its recourse obligation due to the credit enhancement obligation. Under paragraph 11c of SFAS 140, the fair value is estimated based on the present value of expected cash outflows for estimated losses under a particular Master Commitment.  The fair value of the future cash flows from credit enhancement fees, reduced by the costs of pool insurance, is estimated and recorded as a credit enhancement receivable asset. The guarantee provided for the MPF loans sold represents a recourse obligation. When applying sales accounting treatment to the MPF sales, these respective fair values enter into the Association's gain or loss on the sales under SFAS 140. Thereafter, the recourse obligation and credit enhancement asset are reduced through normal accounting methods. As a practical matter and based on recognized guidance that the credit enhancement fees cannot be separated from the recourse obligation, we believe it is appropriate to measure these jointly and have in practice for several years established a net asset. To date, the Association has not incurred any actual losses associated with its credit enhancement obligation.

          Servicing of the loans sold to the FHLB is also retained by the Association and is appropriately accounted for under the provisions of SFAS 140, with a periodic impairment valuation conducted quarterly.

  Please tell us how you determined that transfers of loans to the FHLB of Atlanta met the criteria in paragraph 9 of SFAS 140 for sale treatment.
    Specifically explain whether sales of loans to the FHLB of Atlanta are accomplished in a two-step transaction, (i.e. through the use of intermediary such as a trust.)

Response:
          The Association completes the sales of loans to the FHLB of Atlanta as a one-step transaction.

    To the extent that loans are transferred directly to the FHLB in a one-step transaction, please tell us how you determined that these assets have been legally isolated in accordance with paragraph 9(a) of SFAS 140.

Response:
          Loan sales by the Association to the FHLB under the MPF 125 Plus Program are one-step transfers. Management evaluated the sales in light of well established industry practice by previous numbers of participants under the programs, bank regulatory guidance and the fact that continuing involvement and risk of loss would be minor.  The FHLB receives full ownership rights to the mortgages and is free to sell, assign or otherwise transfer the mortgage without constraint. The Association does not maintain a custodial relationship for loan documents pertaining to loan sales to the FHLB. The Association does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.  The Association executed a Participating Financial Institution Agreement ("Agreement") with the FHLB of Atlanta on August 2, 2000. Article III, "Origination or Sale of Mortgages" and Article IV, "Origination of Mortgages -- Participating Financial Institution's Warranties" clearly provide for the distinction between loans originated for the FHLB as agent versus loans closed in the name of the institution and sold to the FHLB. Each Master Commitment entered into by the Association also clearly indicates the selection to deliver loans under the MPF 125 Plus Program for "closed mortgages."

    Tell us whether you obtained a legal opinion as evidence that sale treatment was appropriate in these circumstances. If not, tell us what evidence you obtained to support such sale treatment.

Response:
          Historically, legal opinions have not been obtained for loans sales to the FHLB under the MPF 125 Plus Program. At the time we began to participate in the FHLB MPF program, management performed an extensive review of all materials relative to the various optional programs and determined that the MPF 125 Plus Program under which we would be executing Master Commitments met the three criteria for sales accounting treatment. Paragraph 9 of SFAS 140 includes all considerations that must be met. Under the MPF 125 Plus Program, the transferred loans are isolated from the Association and put beyond the reach of creditors, even in bankruptcy or other receivership (paragraphs 27 and 28 ).  The FHLB has the right to pledge or exchange the loans and no condition both constrains the FHLB from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the Association (paragraphs 29-34).  The Association does not maintain effective control over the transferred loans through either (1) an agreement that both entitles and obligates the Association to repurchase or redeem the loans before their maturity (paragraphs 47-49) or (2) the ability to unilaterally cause the FHLB to return specific loans, other than through cleanup call (paragraphs 50-54). There is a distinction between the various programs offered by the FHLB as the 100 program involves companies acting as agents of the FHLB. We have never originated loans for the FHLB as an agent. As mentioned above, the governing Agreement and each Master Commitment clearly distinguish that sales under the MFP 125 Plus Program are for closed loans and various guide procedures are followed in delivering the loans to the FHLB of Atlanta. Various industry publications also clarify the differences in the programs under MPF, one of which is in an article entitled, "Guidance on Accounting for the Mortgage Partnership Finance Program" from the Supervisory Journal of the FDIC.

          We understand the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Susan E. Baham

Susan E. Baham
Executive Vice President and
Chief Financial Officer

cc: Angela Connell, SEC